FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 8, 2008

Minco Silver Corporation is pleased to report the assay results of 19 holes, for a total of 5,257.18 metres (m), from exploration drilling on its Fuwan Silver Project located in Guangdong Province, China.  The program was predominantly designed to expand the known resource base through step out drilling with minor in-fill drilling (6 holes) in certain areas to increase the resource confidence.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated April 8, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  April 8, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	April 8, 2008

NEWS RELEASE

MINCO SILVER CONTINUES TO EXPAND MINERALIZATION AT FUWAN

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report the assay results of 19 holes, for a total of 5,257.18 metres (m), from exploration drilling on its Fuwan Silver Project located in Guangdong Province, China.  The program was predominantly designed to expand the known resource base through step out drilling with minor in-fill drilling (6 holes) in certain areas to increase the resource confidence.

The step out drilling was successful in continuing to extending the mineralization in the following areas:

1)

The south-west mineralized zone was continued to be extended along strike in a south-westerly direction and up and down dip between sections 39W to 57W along 360 metres of strike length by 6 drill holes.  The results ranged in grades from 74.33 to 1,468.25 grams per tonne (g/t) silver (Ag) over widths of 0.45 to 17.43 metres. Most of these drill holes intersected multiple zones of mineralization.

2)

Mineralization was extended along strike for 160 metres to the south-west between sections 75W and 81W and up dip for approximately 80 metres based on 3 positive drill holes.  The results ranged from 76.41 to 139.0 g/t Ag over widths from 0.75 to 7.00 metres.

The 6 in-fill holes that were completed between sections 21W to 31W again verified the consistency of the Fuwan deposit both in grade and widths on intersection.  The results ranged from 54.00 to1,999.50 g/t Ag over widths from 0.16 to 15.20 metres.  Almost all these drill holes intersected multiple zones of mineralization.

The combined in-fill and step out drilling program occurred between section lines 21W and 81W and the assay results are highlighted by the following intersections:

•

FW0167:

139.00 g/t silver over 2.20 m

•

FW0168:

185.35 g/t silver over 17.43 m

•

FW0171:

88.89 g/t silver over 7.00 m

•

FW0176:

89.50 g/t silver over 11.44 m

•

FW0177:

1,468.25 g/t silver over 2.00 m and 429.50 g/t silver over 1.10 m

•

FW0179:

474.12 g/t silver over 15.20 m

•

FW0180:

218.54 g/t silver over 3.54 m and 448.99 g/t silver over 2.39 m

•

FW0181:

116.66 g/t silver over 4.40 m

•

FW0182:

304.50 g/t silver over 6.00 m

•

FW0183:

628.00 g/t silver over 0.65 m

Hole No.	From (m)	To (m)	Intercept (m)	Average Grade
				Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
FW0166	65.60	66.60	1.00	0.21	276.00	0.24	0.66
	69.60	70.60	1.00	0.40	308.00	0.28	0.85
FW0167	96.50	98.70	2.20	0.16	139.00	0.10	0.31
FW0168	28.57	46.00	17.43	0.29	185.35	0.07	0.20
FW0169				NSR
FW0171	87.70	94.70	7.00	0.05	88.89	0.13	0.59
	107.10	108.80	1.70	0.22	76.41	0.09	0.42
FW0173				NSR
FW0174				NSR
FW0175	38.35	41.35	3.00	0.10	74.33	0.02	0.09
FW0176	73.87	76.87	3.00	0.06	98.17	0.02	0.10
	87.50	91.04	3.54	0.04	80.72	0.01	0.01
	129.30	140.74	11.44	0.04	89.50	0.07	0.13
	159.20	159.74	0.54	0.08	144.00	0.22	0.42
FW0177	139.30	141.30	2.00	0.37	1,468.25	0.16	0.27
	144.80	145.90	1.10	0.29	429.50	0.22	1.32
	156.44	156.90	0.46	0.09	169.00	0.11	0.56
	158.80	159.25	0.45	0.18	328.50	0.18	0.47
	182.70	183.70	1.00	0.25	115.50	0.08	0.18
	185.31	187.00	1.69	0.25	485.79	0.41	1.31
	193.80	196.80	3.00	0.21	159.67	0.07	0.16
FW0178 ***	188.15	189.95	1.80	0.11	187.65	0.04	0.28
	193.10	194.20	1.10	0.05	123.50	0.07	0.33
	280.80	281.20	0.40	0.02	361.50	0.25	0.11
	288.78	289.68	0.90	0.08	112.00	0.41	1.83
FW0179 ***	210.10	225.30	15.20	0.29	474.12	0.10	0.19
FW0180 ***	218.20	218.50	0.30	0.13	79.00	0.03	0.30
	222.82	226.36	3.54	0.09	218.54	0.13	0.69
	242.91	243.66	0.75	0.02	88.00	0.02	0.03
	251.64	253.80	2.16	0.04	185.42	0.04	0.05
	257.75	260.14	2.39	0.17	448.99	0.89	5.59
	261.99	262.79	0.80	0.12	57.00	0.13	0.20
FW0181 ***	233.56	234.31	0.75	0.23	64.00	0.03	0.48
	235.80	236.70	0.90	0.05	66.00	0.04	0.05
	245.60	250.00	4.40	0.08	116.66	0.40	0.60
	267.75	267.97	0.22	0.10	76.00	0.21	0.35
	282.00	282.16	0.16	0.10	1,999.50	1.46	0.04
	300.90	301.85	0.95	0.04	258.50	0.80	0.92
	304.10	305.15	1.05	0.19	135.52	0.47	0.94
	340.93	341.26	0.33	0.18	205.50	0.19	0.67
FW0182 ***	189.50	195.50	6.00	0.64	304.50	0.17	0.32
	200.25	203.25	3.00	0.13	78.17	0.08	0.16
FW0183 ***	198.80	199.30	0.50	0.03	343.00	0.58	0.86
	250.85	251.30	0.45	0.08	513.50	0.44	2.06
	256.60	257.25	0.65	0.16	628.00	1.01	3.02
	263.80	264.20	0.40	<0.01	142.00	0.01	0.30
	277.75	278.70	0.95	<0.01	54.00	0.06	0.12
	288.50	289.25	0.75	0.02	72.00	0.06	0.30
FW0184	25.35	27.35	2.00	0.39	117.25	0.02	0.02
	293.80	294.55	0.75	0.01	70.00	0.79	3.97
FW0185				NSR
FW0186	85.60	99.90	14.30	0.02	39.65	0.01	0.03
	117.50	119.30	1.80	0.15	105.50	0.04	0.14
	128.95	131.25	2.30	0.21	103.50	0.04	2.62
	137.33	138.45	1.12	0.07	79.00	0.10	0.52

*** In-fill holes.

True widths for the mineralized zones are typically from 75% to 95% of the stated intercepts.  Please visit the Company’s website at www.mincosilver.ca to view a map of the drill hole locations.

Minco Silver is encouraged by these drilling results and is continuing to work aggressively to advance the Fuwan Silver Project with further drilling.  A total of nine drills are currently on the property completing further step out drilling to expand the overall resource.  The deposit remains open along strike to the southwest and down dip to the south.  A resource update is planned to be completed in May, 2008.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.  Samples have also been sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis.   Reference materials were inserted by Minco staff geologists as a further assay control.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the Company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.